PINE VALLEY REPORTS ON CREDITOR APPROVAL OF A PLAN OF ARRANGEMENT INTENDED TO ALLOW COMPLETION OF THE SALE OF FALLS MOUNTAIN COAL INC. TO CAMBRIAN MINING PLC

(For Immediate Release)

VANCOUVER, BRITISH COLUMBIA, June 20, 2007 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that the Company and its subsidiaries, collectively the Petitioners, held a meeting of its creditors on June 19, 2007 seeking approval of a Plan of Arrangement that was amended from the version circulated on May 24, 2007 (“the Plan”).  The amendments were a result of useful comments received from various major stakeholders in the process, whereby a number of technical issues were clarified, but the major elements of the Plan are unchanged from the May 24 version.  The Plan is intended to lead to completion of the previously announced transaction for the sale of FMC to Cambrian Mining PLC (“Cambrian”), which includes all of the Company’s interests in the Willow Creek mine and related coal properties.  The Plan of Arrangement now being circulated does not set out the final allocation of transaction proceeds which allocation will be the subject of a definitive plan which is currently being discussed between the Company and a number of the major creditors of Falls Mountain Coal Inc. (“FMC”), the Company’s wholly-owned subsidiary.  The Company is pleased to report that the Plan was approved by 96.7% of the unsecured creditors of the Petitioners when measured in terms of the claim amounts that are not in dispute for voting purposes.  It was also approved by 100% of the secured creditors.  The company will be applying to the Supreme Court of British Columbia on June 22 for its sanction of the Plan approved today by the creditors, and if the Plan is sanctioned by the Court then the transaction closing is expected to occur prior to the end of June.

As previously announced, an agreement for the sale of FMC to Cambrian, which includes all of the Company’s interests in the Willow Creek mine and related coal properties, was approved by the BC Supreme Court (the “Court”) on May 31, 2006.  The Company had also reported that the Court had granted a further extension to June 22, 2007 of the order in favour of the Petitioners under the Companies’ Creditors Arrangement Act (Canada) first granted on October 20, 2006 (the “Order”). Readers are cautioned that, while the Company anticipates completing the sale of FMC to Cambrian and anticipates doing so by the end of June, its completion and timing cannot be guaranteed and are subject to the fulfillment of various pre-closing conditions, and other risks, uncertainties and assumptions that are difficult to predict.   In addition, the ultimate implementation of the Plan and disposition of the proceeds of the sale to Cambrian remains to be resolved under the ongoing CCAA proceedings.  Therefore, the Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Forward-Looking Statements

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, that involve a number of economic, legal, competitive, governmental and geological risks and uncertainties including but not limited to risks and uncertainties associated with the need for the BC Supreme court to sanction the recently approved plan clearing the way for the completion of the sale of Falls Mountain to Cambrian, the fulfillment of the conditions precedent to the Cambrian closing, and other closing risks relating to that sale transaction.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Cambrian’s dependence on the steel industry with respect to its coal assets, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s reliance on Cambrian to make future payments, and the other risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

 “Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com